UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Autorization of the merger by the BCRA of Banco Supervielle S.A. and IUDU Compañía Financiera S.A.

Autonomous City of Buenos Aires, December 4, 2023

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Autorization of the merger by the BCRA of Banco Supervielle S.A. and IUDU Compañía Financiera S.A.

To whom it may concern,

It is hereby informed that, on December 4, 2023, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a domestic universal financial services group in Argentina with a nationwide presence, continuing with the communication made on December 14, 2022, the Central Bank of the Argentine Republic notified through Resolution No. 478 issued by its Board of Directors, which resolved to authorize the merger by absorption between Banco Supervielle S.A. and IUDU Compañía Financiera S.A. with effect from December 1, 2023.

The aforementioned authorization completes the process that began in September 2022 with the client’s migration and financing portfolio of IUDU Compañía Financiera S.A. to Banco Supervielle S.A.

Yours faithfully,

_______________________

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 5, 2023	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer